

UNITED ST[...]
SECURITIES AND EXCH[A...]
Washington, D[...]



11016127

SEC Mail Processing Section

FEB 2 8 2011

Washington, DC
110

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| --- | --- |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| 8 – 50975 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                              MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    ODDO SECURITIES CORPORATION

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    150 EAST 52$^{ND}$ STREET , 9$^{th}$ Floor
    _____
                (No. And Street)

| NEW YORK, | NY | 10022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    PHILIPPE BOUCLAINVILLE                          (212) 481-4002
    _____                _____
                                                    (Area Code  - Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP          ATTN: JOHN FULVIO, CPA
    _____
            (Name - *if individual state last, first, middle name*)

| 5 West 37$^{th}$ Street, 4$^{th}$ Floor | NEW YORK | NY | 10018 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption.  See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, **PHILIPPE BOUCLAINVILLE** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ODDO SECURITIES CORPORATION** , as of **DECEMBER 31, 2010** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed
before me this
___ day of _Feb_, 20_11_

_____
Notary Public

_____
Signature

**VICE PRESIDENT & COO**
Title

SHARON JONES
Notary Public, State of New York
No. 01JO5023034
Qualified in New York County
Commission Expires 1/31/20_14_

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FULVIO & ASSOCIATES, L.L.P.**

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
    ODDO Securities Corporation:

We have audited the accompanying statement of financial condition of ODDO Securities Corporation (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ODDO Securities Corporation as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 25, 2011

## ODDO SECURITIES CORPORATION
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2010

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 6,775,363 |
| Due from parent | | 1,589,113 |
| Equipment and leasehold improvements, (net of accumulated depreciation and amortization of $560,445) | | 64,036 |
| Due from clearing broker | | 948,565 |
| Deferred tax asset | | 27,504 |
| Prepaid taxes | | 27,055 |
| Security deposit | | 79,272 |
| Other assets | | 81,386 |
| **TOTALS ASSETS** | $ | 9,592,294 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accounts payable | $ | 53,040 |
| Accrued expenses | | 1,360,346 |
| Deferred rent payable | | 2,938 |
| Total Liabilities | | 1,416,324 |

Stockholder's equity:

| | |
|---|---:|
| Common stock, no par value, 200 shares authorized, 1 share issued and outstanding | |
| Additional paid-in capital | 2,749,911 |
| Retained earnings | 5,426,059 |
| Total stockholder's equity | 8,175,970 |

| | | |
|---|---|---:|
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 9,592,294 |

The accompanying notes are an integral part of this financial statement.

ODDO SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1.    ORGANIZATION AND BUSINESS

ODDO Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly owned subsidiary of ODDO & Cie (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent and through Edgetrade.com. These trades are settled on a delivery versus payment basis.

NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company records all securities transactions on a trade-date basis. The Parent pays the Company a fee equivalent to the expenses incurred plus ten percent.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.    REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 3.    REGULATORY REQUIREMENTS (continued)

At December 31, 2010, the Company had net capital (as defined) of $6,057,538 which was $5,807,538 in excess of the required minimum net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through the Parent and a U.S. introducing broker and claims exemption under section (k)(2)(i) of Rule 15c3-3.

NOTE 4.    INCOME TAXES

Significant components of the income tax expense are as follows:

| Current Tax | Amount |
|---|---|
| FED | $   416,842 |
| NYS | 116,790 |
| NYC | 129,665 |
| | |
| Total Current Tax | 663,297 |
| | |
| Deferred Tax | |
| FED | (7,900) |
| NYS | (1,934) |
| NYC | (2,175) |
| | |
| Total Deferred Tax | (12,009) |
| | |
| Total Taxes | $   651,288 |

The statutory rate differs from the effective rate primarily due to the effects of state and local taxes.

The deferred tax asset primarily represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

NOTE 5.    EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at December 31, 2010:

|  | Cost |
|---|---|
| Leasehold improvements | $ 183,420 |
| Office equipment | 397,462 |
| Software | 43,599 |
| Less: accumulated depreciation and amortization | (560,445) |
| Net equipment and leasehold improvements | $ 64,036 |

Depreciation expense for the year ended December 31, 2010 was $48,664.

NOTE 6.    COMMITMENTS AND CONTINGENCIES

The company leases office space under a non-cancelable operating lease. The lease, which was set to expire in June 2010, was extended until June 2015. The following is a schedule of future minimum lease payments:

| Year Ending December 31 | Amount |
|---|---|
| 2011 | $ 228,500 |
| 2012 | 228,500 |
| 2013 | 235,355 |
| 2014 | 237,640 |
| 2015 | 118,820 |
| Total | $1,048,815 |

Rent expense for the year ended December 31, 2010 was $249,718.

NOTE 7.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears all domestic customer transactions through a clearing broker on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value, as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

NOTE 8.    RELATED PARTY TRANSACTIONS

The Company is paid a service fee by an affiliate based upon total expenses incurred. For the year ended December 31, 2010 the service fee earned was approximately $6,734,982.

NOTE 9.    SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

ODDO SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

**PUBLIC**